UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )*

PLAYTEX PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

72813P 100

(CUSIP Number)

Gayle G. Stratmann, Esq.

Vice President and General Counsel

Energizer Holdings, Inc.

533 Maryville University Drive

St. Louis, MO 63141

(314) 985-2000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications)

with copies to:

William F. Seabaugh, Esq.

Bryan Cave LLP

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

(314) 259-2000

July 12, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 pages)

CUSIP No. 72813P 100	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Energizer Holdings, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 43-1863181
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: See Item 3 of this Schedule 13D.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 8,664,407(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,664,407(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.0%
14	TYPE OF REPORTING PERSON: CO

(1) Includes shares underlying 2,664,021 options to purchase common stock and 593,960 unvested restricted shares of common stock held by parties to the Stockholder Agreement described herein. See Items 3, 4 and 5 herein.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.01 per share of Playtex Products, Inc., a Delaware corporation (“Playtex”). The principal executive offices of Playtex are located at 300 Nyala Farms Road, Westport, Connecticut 06880.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Energizer Holdings, Inc. (“Energizer”), a Missouri corporation. Energizer’s principal place of business and principal office is located at 533 Maryville University Drive, St. Louis, Missouri 63141. Energizer is a publicly held company and one of the world’s largest manufacturers of primary batteries, flashlights and men’s and women’s wet-shave products.

To the best of Energizer’s knowledge as of the date hereof, set forth in Schedule 1 to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Energizer:

(1) Name;

(2) Residence or business address;

(3) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4) Citizenship.

During the last five years, neither Energizer nor, to the best of Energizer’s knowledge, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 12, 2007, Energizer and its wholly-owned subsidiary, ETKM, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Playtex. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Playtex, with Playtex continuing as the surviving corporation and a wholly-owned subsidiary of Energizer (the “Merger”). In connection with the execution of the Merger Agreement, Energizer entered into a Stockholder Agreement (the “Stockholder Agreement”) with each director, certain officers and certain stockholders of Playtex (collectively, the “Stockholders”), pursuant to which the Stockholders agreed to vote (or cause to be voted) their shares of Playtex common stock in favor of the Merger. The Merger Agreement and Stockholder Agreement are more fully described in Item 4 below, which is incorporated herein by reference. Energizer did not pay additional consideration to the Stockholders in connection with the execution of the Stockholder Agreement, and thus no funds were used for such purpose.

Energizer expects to finance the Merger through cash and existing and new committed credit facilities, although Energizer has not determined which existing or possible new facilities, if any, may be utilized.

Item 4.	Purpose of Transaction.

The Merger Agreement

Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each share of Playtex common stock will be converted into the right to receive $18.30 in cash, and all such shares will thereafter be retired and canceled. All outstanding options to acquire shares of Playtex common stock will be canceled and converted into the right to receive the merger consideration (net of exercise price), and all Playtex restricted stock, restricted stock units and phantom stock will be canceled and converted into the right to receive the merger consideration.

Playtex and Energizer have made customary representations, warranties and covenants in the Merger Agreement. Among other things, Playtex has agreed not to (i) solicit or encourage the submission of any proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into any discussions or negotiations concerning, or provide any non-public information in connection with alternative business combination transactions. Playtex has agreed to call and hold a special stockholder meeting as soon as reasonably practicable for the purpose of voting on the adoption of the Merger Agreement and approval of the Merger and the Playtex Board of Directors will, subject to certain exceptions, recommend adoption by its stockholders of the Merger Agreement.

Playtex also agreed to commence tender offers for its 8% Senior Secured Notes due 2011 and 9 3/8% Senior Subordinated Notes due 2011 as soon as reasonably practicable after the receipt of any written request by Energizer to do so. The closing of such tender offers is conditioned upon the closing of the Merger and Energizer and Playtex intend for the tender offers and the Merger to close simultaneously. Energizer will provide funding for the payment of all Notes properly tendered pursuant to the terms of the tender offers.

Consummation of the Merger is subject to customary conditions, including, among other things, (i) approval of the Merger Agreement by the holders of a majority of the outstanding shares of Playtex common stock, (ii) the absence of certain laws or orders prohibiting the consummation of the Merger and (iii) the expiration or termination of the Hart-Scott-Rodino Act waiting period and certain other regulatory approvals.

The Merger Agreement contains termination rights for each of Playtex and Energizer in certain circumstances, including termination by Playtex to enter into an alternative business combination that constitutes a “Superior Proposal” (as defined in the Merger Agreement) upon Playtex’s compliance with certain notice and other requirements set forth in the Merger Agreement. Upon termination of the Merger Agreement under specified circumstances, Playtex may be required to pay Energizer a termination fee equal to $35 million.

It is anticipated that upon consummation of the Merger, the directors of Merger Sub will become the directors of Playtex and the officers of Playtex will remain the officers of Playtex. In addition, upon consummation of the Merger, the articles of incorporation and bylaws of Merger Sub will become the articles of incorporation and bylaws of Playtex until amended in accordance with applicable law.

As a result of the Merger, Playtex would become a wholly-owned subsidiary of Energizer and it is expected that Playtex common stock would be delisted from the New York Stock Exchange and that the registration of Playtex common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would terminate.

The Merger Agreement is listed as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

The Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any factual, business or operational information about Energizer or Playtex. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made solely for the benefit of each other. The assertions embodied in such representations and warranties are qualified by information contained in confidential disclosure schedules that Playtex provided to Energizer in connection with execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement (i) are subject to materiality standards which may differ from what may be viewed as material by investors and stockholders, (ii) in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts and (iii) were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Playtex’s or Energizer’s public disclosures.

The Stockholder Agreement

In connection with the execution of the Merger Agreement, Energizer and the Stockholders entered into the Stockholder Agreement. Pursuant to the Stockholder Agreement and subject to the terms and conditions therein, the Stockholders have agreed to vote, or cause to be voted, the Stockholders’ shares of Playtex common stock in favor of adoption of the Merger Agreement and approval of the Merger and each of the other transactions contemplated by the Merger Agreement. The Stockholders are required to vote, or cause to be voted, such shares against any proposal involving any alternative business combination transaction or any other action, proposal or transaction that would reasonably be expected to prevent, impede or delay consummation of the Merger or the other transactions contemplated by the Merger Agreement. Each Stockholder has also granted Energizer an irrevocable proxy to vote his, her or its shares of Playtex common stock in accordance with the voting provisions summarized above.

The Stockholders have agreed not to transfer, pledge, assign, tender, or otherwise dispose of or consent to or permit any transfer of any shares of Playtex common stock or any interest therein, or enter into any contract, option, or other arrangement with respect to any transfer (including any profit sharing or other derivative arrangement) of any such shares or any interest therein, to any person other than pursuant to the Stockholder Agreement or the Merger Agreement, unless prior to any such transfer the transferee of such shares enters into a stockholder agreement with Energizer on terms substantially identical to the terms of the Stockholder Agreement. The Stockholders have also agreed not to exercise or assert any dissenters’ or similar rights under Delaware law in connection with the Merger.

The Stockholder Agreement, and the proxy included therein, will terminate upon the earlier of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) the execution or granting of any amendment or change to the Merger Agreement that results in a decrease in the price to be paid per share for shares of Playtex common stock.

The Stockholder Agreement is listed as Exhibit 2 hereto and the description of the Stockholder Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

Except as set forth in this Schedule 13D, Energizer does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) and (b) As of the date hereof, Energizer owns no shares of Playtex common stock. However, for purposes of Rule 13d-3 under the Exchange Act and as a result of the Stockholder Agreement, Energizer may be deemed to be the beneficial owner of an aggregate of 8,664,407 shares of Playtex common stock, representing approximately 13% of the outstanding shares (assuming exercise of all options and the vesting of all restricted shares held by the Stockholders) and may be deemed to have shared power to vote such shares. Energizer and the other persons listed on Schedule 1 hereto, however, disclaim beneficial ownership of such shares and this statement shall not be construed as an admission that Energizer or those persons listed in Schedule 1 hereto is the beneficial owner for any purpose of the shares covered by this Schedule 13D. Except as set forth in this Schedule 13D, to the best of Energizer’s knowledge as of the date hereof, neither Energizer nor any of its directors and executive officers named in Schedule 1 hereto owns any shares of Playtex common stock.

(c) Except for the transactions described herein, to the best of Energizer’s knowledge as of the date hereof, neither Energizer nor any of its directors and executive officers named in Schedule 1 hereto has effected any transaction in shares of Playtex common stock during the past 60 days.

(d) Other than the Stockholders, to the best of Energizer’s knowledge as of the date hereof, neither Energizer nor any of its directors and executive officers named in Schedule 1 hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Playtex common stock deemed to be beneficially owned by Energizer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

Except for the agreements described above, to the knowledge of Energizer, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between the persons enumerated in Item 2, and any other person, with respect to any securities of Playtex.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.   Agreement and Plan of Merger dated as of July 12, 2007, among Energizer Holdings, Inc., ETKM, Inc. and Playtex Products, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Playtex filed on July 13, 2007).

2.   Stockholder Agreement dated as of July 12, 2007, by and among Energizer Holdings, Inc. and the individuals and other parties listed therein (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Playtex filed on July 13, 2007).

3.   Revolving Credit Agreement dated as of November 16, 2004 among Energizer Holdings, Inc., the institutions from time to time parties thereto as lenders, JPMorgan Chase Bank, N.A., Bank of America, N.A. and CitiBank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Energizer filed on November 16, 2004).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 23, 2007

ENERGIZER HOLDINGS, INC.
By: /s/ Daniel J. Sescleifer

Name: Daniel J. Sescleifer

Title: Executive Vice President and Chief Financial Officer

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF ENERGIZER HOLDINGS, INC.

Set forth below is the name, present principal occupation or employment, if any, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Energizer. Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Energizer Holdings, Inc., 533 Maryville University Drive, St. Louis, Missouri 63141.

Directors

William P. Stiritz, Chairman Emeritus of the Board
J. Patrick Mulcahy, Chairman of the Board
R. David Hoover Chairman, President and Chief Executive Officer Ball Corporation 10 Longs Peak Drive Broomfield, Colorado 80021-2510
John C. Hunter
John E. Klein Executive Vice Chancellor, Administration Washington University in St. Louis Campus Box 1018 One Brookings Drive North Brookings Hall, Rm 129 St. Louis, Missouri 63130-4899
John R. Roberts
Ward M. Klein Chief Executive Officer Energizer Holdings, Inc.
Richard A. Liddy
W. Patrick McGinnis Chief Executive Officer and President Nestlé Purina PetCare Company 800 Chouteau Avenue St. Louis, Missouri 63102
Joe R. Micheletto
Bill G. Armstrong
Pamela M. Nicholson Executive Vice President and Chief Operating Officer Enterprise Rent-A-Car 600 Corporate Park Drive Clayton, Missouri 63105

Executive Officers

Ward M. Klein, Chief Executive Officer
Joseph McClanathan, President and Chief Executive Officer, Energizer Battery
Daniel J. Sescleifer, Executive Vice President and Chief Financial Officer
Gayle G. Stratmann, Vice President and General Counsel
Peter J. Conrad, Vice President, Human Resources
David P. Hatfield, President and Chief Executive Officer, Schick-Wilkinson Sword